SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

                                   RULE 13D-2

                               (AMENDMENT NO. 11)

                                STORAGE USA, INC.

                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE

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                         (Title of Class of Securities)

                                   861907 10 3

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                                 (CUSIP Number)

                                LAURA L. HAMILTON

                          SECURITY CAPITAL U.S. REALTY

                              25B, BOULEVARD ROYAL

                                L-2449 LUXEMBOURG

                                 (352) 46 37 562

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               SEPTEMBER 26, 2000

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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [].

                         (Continued on following pages)
                              (Page 1 of 10 Pages)
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


                                  SCHEDULE 13D
-------------------------------              -----------------------------------

    CUSIP NO. 861907 10 3                                Page 2 of 10

-------------------------------              -----------------------------------

1.    NAMES OF REPORTING PERSONS
      Security Capital U.S. Realty
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]
                                                                       (b)  [ ]
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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS
      BK, OO

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                            [ ]
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Luxembourg

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  Number of       7.  SOLE VOTING POWER

   Shares            11,491,954
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By           -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting          11,491,954
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                     -0-

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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,491,954


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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                            [ ]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      42.3%

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14.   TYPE OF REPORTING PERSON REPORTING
      CO

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


                                SCHEDULE 13D
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    CUSIP NO. 861907 10 3                                Page 3 of 10

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1.    NAMES OF REPORTING PERSONS
      Security Capital Holdings S.A.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [ ]

                                                                       (b)  [ ]
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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS
      BK, OO

--------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Luxembourg

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  Number of       7.  SOLE VOTING POWER

   Shares            11,491,954
              ------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By           -0-
              ------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting          11,491,954
              ------------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER
--------------
                     -0-

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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,491,954

--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      42.3%

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14.   TYPE OF REPORTING PERSON
      CO

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



          This Amendment No. 11 is filed by Security Capital U.S. Realty ("SC-U.S. Realty"), a corporation organized and existing under the laws of Luxembourg, and by Security Capital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of SC-U.S. Realty , and amends the Schedule 13D originally filed on March 8, 1996 (as previously amended, the "Schedule 13D"). This Amendment No. 11 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Storage USA, Inc., a Tennessee corporation ("Storage"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the
Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION

          Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

          Security Capital Group Incorporated, a Maryland corporation ("Security Capital Group"), beneficially owns approximately 40.6% of the outstanding capital stock of SC-U.S. Realty. On September 26, 2000, SC-U.S. Realty entered into a Transaction Agreement (the "Transaction Agreement") with Security Capital Group and SC Realty Incorporated, a Nevada corporation and an indirect wholly owned subsidiary of Security Capital Group ("SC-Realty"). The Transaction Agreement provides, among things, for the sale by SC-U.S. Realty of all the issued and outstanding shares of capital stock of Holdings owned by SC-U.S. Realty to SC-Realty, all upon the terms and subject to the conditions set forth in the Transaction Agreement (the "Sale Transaction"). Upon consummation of the Sale Transaction, Security Capital Group and SC-Realty would, through their ownership of capital stock of Holdings, beneficially own all of the shares of Common Stock owned by Holdings, and SC-U.S. Realty would cease to beneficially own any shares of Common Stock.

          The consummation of the transactions contemplated by the Transaction Agreement, including the Sale Transaction, is conditioned upon receipt of required approvals by the stockholders of each of Security Capital Group and SC-U.S. Realty, clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, receipt by Security Capital Group of transaction financing (for which Security Capital Group has received a commitment from two banks), SC-U.S. Realty stockholders having elected to receive no more than an aggregate of $200 million cash in lieu of shares of Security Capital Group they would otherwise receive in a distribution contemplated by the Transaction Agreement, and other customary conditions.

          A copy of the Transaction Agreement is filed as Exhibit 10 to this
Schedule 13D and is hereby incorporated herein by reference, and the foregoing description is qualified in its entirety by reference thereto.

          Separately, on July 7, 2000, Security Capital Group entered into a letter agreement (the "Security Capital Group Letter Agreement") with Storage, providing that in the event Security Capital Group or any controlled affiliate of Security Capital Group that is at least 98% directly or indirectly owned by Security Capital Group (excluding SC-U.S. Realty and Holdings and any person already included within the definition of "Investor" in the Strategic Alliance Agreement filed as Exhibit 2.1 to this Schedule 13D (as heretofore amended, the "Strategic Alliance Agreement")) should directly or indirectly purchase or otherwise acquire all or at least 95% of the Common Stock owned by Holdings:



                                  4 of 10 Pages

     o such an acquisition will not constitute a prohibited transfer under the provisions of the Strategic Alliance Agreement restricting direct and indirect transfers of Common Stock or under the charter of Storage (the "Storage Charter");

     o Security Capital Group and such affiliates will be bound by, and be entitled to rights and benefits under, the terms of the Strategic Alliance Agreement (and any other agreements between Storage and SC-U.S. Realty or Holdings) to the same extent as an Investor (as defined in the Strategic Alliance Agreement), and Security Capital Group and such affiliates will thereafter be treated under the Strategic Alliance Agreement and any such other agreements as an Investor for all purposes and as a "Special Shareholder" under the Storage Charter;

     o certain restrictions on Storage in the Strategic Alliance Agreement relating to passive foreign investments will no longer apply; and

     o the restrictions on certain actions by Investor under the Strategic Alliance Agreement, including among others restrictions on purchasing additional shares of Common Stock, will be extended to December 5, 2004.

     Storage's agreement to any such acquisition and to a related exemption granted by the Storage board of directors to Security Capital Group and its affiliates from certain ownership limits set forth in the Storage Charter is subject to the following conditions: (a) on or prior to such acquisition, no change of control of Security Capital Group shall have occurred and Security Capital Group shall not have agreed to enter into any transaction that would result in a change of control of Security Capital Group, (b) on or prior to such acquisition, no default by SC-U.S. Realty or Holdings under the Strategic Alliance Agreement or event that would result in such a default with the passage of time shall have occurred, and SC-U.S. Realty shall have confirmed to Storage that they have no knowledge of any breach by the other parties, (c) Security Capital Group shall have provided to Storage an opinion of counsel regarding the enforceability of the Strategic Alliance Agreement against it and (d) consummation of any such acquisition within 24 months from the date of the Security Capital Group Letter Agreement.

          In addition, Security Capital Group agreed in the Security Capital Group Letter Agreement, following any such acquisition, to permit Storage to submit to Storage shareholders for approval certain amendments to the Storage Charter reflecting matters covered by the Security Capital Letter Agreement (and Security Capital Group agreed to vote any shares of Common Stock beneficially owned by it in favor of such proposal).

          A copy of the Security Capital Group Letter Agreement is filed as
Exhibit 11 to this Schedule 13D and is hereby incorporated herein by reference, and the foregoing description is qualified in its entirety by reference thereto.



                                  5 of 10 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

          The information provided under Item 4 of this Amendment No. 11 to the
Schedule 13D is hereby incorporated herein.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

          The following Exhibits are filed as part of this Schedule 13D:

Exhibit 1 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of Security Capital U.S. Realty and of Security Capital Holdings S.A.

Exhibit 2 Stock Purchase Agreement, dated as of March 1, 1996, by and among Storage USA, Inc., Security Capital U.S. Realty and Security Capital Holdings S.A.

Exhibit 2.1 Strategic Alliance Agreement, dated March 19, 1996, by and among Storage USA, Inc., SUSA Partnership, L.P., Security Capital Holdings S.A. and Security Capital U.S. Realty.

Exhibit 2.2 Registration Rights Agreement, dated March 19, 1996, by and among Storage USA, Inc., Security Capital Holdings S.A. and Security Capital U.S. Realty.

Exhibit 3     Joint filing agreement pursuant to 13d-1(f)(1).

Exhibit 4 Facility Agreement, dated June 12, 1996, by and among Security Capital U.S. Realty, Security Capital Holdings S.A., Commerzbank Aktiengesellschaft, as arranger and collateral agent, Commerzbank International S.A., as administrative agent and the financial institutions listed in Schedule 1 thereto (incorporated by reference to Exhibit 4 of the Schedule 13D, dated June 21, 1996, filed jointly by Security Capital U.S. Realty and Security Capital Holdings S.A. with respect to the common stock of Regency Realty Corporation).



                                  6 of 10 Pages

Exhibit 5     Amendment to Paragraph 12 of the charter of Storage USA,
              Inc. (incorporated by reference to Appendix D to the proxy statement relating to the June 5, 1996 meeting of shareholders of Storage USA, Inc., dated April 26, 1996 and filed with the Securities and Exchange Commission on April 29, 1996).

Exhibit 6 Amendment No. 1 to the Stock Purchase Agreement, dated as of July 1, 1996, by and among Storage USA, Inc., Security Capital Holdings S.A. and Security Capital U.S. Realty.

Exhibit 7 Subscription Agreement, dated as of March 27, 1997, by and among Storage USA, Inc., Security Capital U.S. Realty and Security Capital Holdings S.A.

Exhibit 8 Second Amendment to Strategic Alliance Agreement, dated as of November 20, 1997, by and among Storage USA, Inc., SUSA Partnership, L.P., Security Capital U.S. Realty and Security Capital Holdings S.A.

Exhibit 9 Amendment No. 1 to Strategic Alliance Agreement, dated as of June 14, 1996, by and among Storage USA, Inc., SUSA Partnership, L.P., Storage USA Trust, Security Capital U.S. Realty and Security Capital Holdings S.A. (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Registration Statement on Form S-3 of Storage USA, Inc. (File No. 333-4556) filed August 27, 1996).

Exhibit 10 Transaction Agreement, dated as of September 26, 2000, among Security Capital Group Incorporated, SC Realty Incorporated and Security Capital U.S. Realty (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Security Capital Group Incorporated on September 26,
              2000).

Exhibit 11 Letter Agreement, dated July 7, 2000, between Security Capital Group Incorporated and Storage USA, Inc.



                                  7 of 10 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         SECURITY CAPITAL U.S. REALTY


                                         By: /s/ Laura L. Hamilton
                                             ------------------------
                                            Name:   Laura L. Hamilton
                                            Title:  Vice President



                                         SECURITY CAPITAL HOLDINGS S.A.


                                         By: /s/ Laura L. Hamilton
                                             ------------------------
                                            Name:   Laura L. Hamilton
                                            Title:  Vice President

     September 27, 2000




                                  8 of 10 Pages

                                  EXHIBIT INDEX

  Exhibit                            Description

    1 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of Security Capital U.S. Realty and of Security Capital Holdings S.A.

    2* Stock Purchase Agreement, dated as of March 1, 1996, by and among Storage USA, Inc., Security Capital U.S. Realty and Security Capital Holdings S.A.

   2.1* Strategic Alliance Agreement, dated March 19, 1996, by and among Storage USA, Inc., SUSA Partnership, L.P., Security Capital Holdings S.A. and Security Capital U.S. Realty.

   2.2* Registration Rights Agreement, dated March 19, 1996, by and among Storage USA, Inc., Security Capital Holdings S.A. and Security Capital U.S. Realty.

    3*          Joint filing agreement pursuant to 13d-1(f)(1).

    4* Facility Agreement, dated June 12, 1996, by and among Security Capital U.S. Realty, Security Capital Holdings S.A., Commerzbank Aktiengesellschaft, as arranger and collateral agent, Commerzbank International S.A., as administrative agent and the financial institutions listed in Schedule 1 thereto (incorporated by reference to Exhibit 4 of the Schedule 13D, dated June 21, 1996, filed jointly by Security Capital U.S. Realty and Security Capital Holdings S.A. with respect to the common stock of Regency Realty Corporation).

    5* Amendment to Paragraph 12 of the charter of Storage USA, Inc. (incorporated by reference to Appendix D to the proxy statement relating to the June 5, 1996 meeting of shareholders of Storage USA, Inc., dated April 26, 1996 and filed with the Securities and Exchange Commission on April 29, 1996).

    6* Amendment No. 1 to the Stock Purchase Agreement, dated as of July 1, 1996, by and among Storage USA, Inc., Security Capital Holdings S.A. and Security Capital U.S. Realty.

-------------------
* Previously filed.




                                  9 of 10 Pages

    7* Subscription Agreement, dated as of March 27, 1997, by and among Storage USA, Inc., Security Capital U.S. Realty and Security Capital Holdings S.A.

    8* Second Amendment to Strategic Alliance Agreement, dated as of November 20, 1997, by and among Storage USA, Inc., SUSA Partnership, L.P., Security Capital U.S. Realty and Security Capital Holdings S.A.

    9 Amendment No. 1 to Strategic Alliance Agreement, dated as of June 14, 1996, by and among Storage USA, Inc., SUSA Partnership, L.P., Storage USA Trust, Security Capital U.S. Realty and Security Capital Holdings S.A. (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Registration Statement on Form S-3 of Storage USA, Inc. (File No. 333-4556) filed August 27,
                1996).

    10 Transaction Agreement, dated as of September 26, 2000, among Security Capital Group Incorporated, SC Realty Incorporated and Security Capital U.S Realty (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Security Capital Group Incorporated on September 26, 2000).

    11 Letter Agreement, dated July 7, 2000, between Security Capital Group Incorporated and Storage USA, Inc.


-------------------
* Previously filed.




                                 10 of 10 Pages